                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. Q-3

                   Under the Securities Exchange Act of 1934*

                     NATIONAL CAPITAL MANAGEMENT CORPORATION
                     ---------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   635182-20-7
                                 --------------
                                 (CUSIP Number)

    James J. Pinto, 235 Sunrise Avenue, Suite 3224, Palm Beach, Florida 33480
    -------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)
                               - WITH A COPY TO -
   Kevin L. Crudden, Esq., Robins, Kaplan, Miller & Ciresi, 2800 LaSalle Plaza
    800 LaSalle Avenue, Minneapolis, Minnesota 55402-2015     (612) 349-8475
   ---------------------------------------------------------------------------
                                December 31, 1996
             (Date of Event which Requires Filing of this Statement)
------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NOTE: THIS STATEMENT CONSTITUTES AN ORIGINAL REPORT ON SCHEDULE 13D
      OF EACH OF THE REPORTING PERSONS (AS DEFINED IN THE SCHEDULE 13D).

CUSIP No.                      635182-20-7
          ---------------------------------------------------------------------

     (1)  Names of Reporting Persons
          S.S. or I.R.S. Identification No. of Above Person

                         James J. Pinto
--------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                                 (a)       [ X ]
                                                                 (b)       [   ]

--------------------------------------------------------------------------------
     (3)  SEC Use Only

--------------------------------------------------------------------------------
     (4)  Source of Funds

          PF
--------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                                [    ]

--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          USA
--------------------------------------------------------------------------------
Number of      (7)  Sole Voting Power                  shares
Shares Bene-   593,669 (See Item 5)
  ficially     (8)  Shared Voting Power                shares
Owned by       0
Each Report-   (9)  Sole Dispositive Power             shares
   ing Person  593,669 (See Item 5)
  With         (10) Shared Dispositive Power           shares
               0
--------------------------------------------------------------------------------
          (11) Aggregate Amount Beneficially Owned by Each Reporting Person

               593,669 (See Item 5)
--------------------------------------------------------------------------------
          (12) Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares                                                     [    ]

--------------------------------------------------------------------------------
          (13) Percent of Class Represented by Amount in Row (11)
               21.1%
--------------------------------------------------------------------------------
          (14) Type of Reporting Person (See Instructions)
               IN
--------------------------------------------------------------------------------
                                Page 2 of 4 pages

ITEM 1.   SECURITY AND ISSUER

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of National Capital Management Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 160 Sansome Street, San Francisco, California 94104.


ITEM 2.   IDENTITY AND BACKGROUND

     This statement constitutes Amendment No. Q-3 ("Amendment") to the statement on Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on March 7, 1988, as thereafter amended (the "Schedule 13D"). This Amendment is filed on behalf of Mr. Pinto.

     Other than as set forth herein, there has been no material change in the information set forth in Items 1, 2, 3, 4, 5, 6 and 7 of the Schedule 13D.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 31, 1996, Mr. Pinto acquired the following shares of Common Stock in privately negotiated transactions, using his personal funds:

          Shares              Price/Share
          ------              -----------
          46,666               $ .32
          20,000               $ .44
          71,345               $1.00
          19,666               $ .32

     On December 31, 1996, Mr. Pinto also acquired, on the open market, 7,500 shares of Common Stock at an exercise price of $.39 per share.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13) Included in these figures for purposes of calculation are warrants to purchase an aggregate of 283,921 shares of Common Stock.

     (c). Mr. Pinto acquired an aggregate of 157,677 shares of Common Stock on December 31, 1996, at prices ranging from $.32 to $1.00 per share (aggregating $101,371) in non-broker, privately-negotiated transactions using personal funds. Mr. Pinto further acquired 7,500 shares of Common Stock on December 31, 1996 at a price per share of $.39 (aggregating $2,925) on the open market using personal funds.

                                Page 3 of 4 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 9, 1997                 -----------------------------------
                                       James J. Pinto









                                Page 4 of 4 pages